SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549




                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                           (Amendment No. __________)


                        Patapsco Valley Bancshares, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    70289P109
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)





Check the appropriate box to designate the Rule pursuant to which the Schedule is filed:

         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |X|      Rule 13d-1(d)


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
-----------------------------------------------                        ---------------------------------------------------
CUSIP NO.     70289P109                                   13G            Page     2      of      2      Pages
           ---------------                                                     --------      ---------

-----------------------------------------------                        ---------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                             John F. Feezer, Jr. and Beulah M. Feezer
-----------------------------------------------------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) |x|
                                                                                                   (b) |_|

-----------------------------------------------------------------------------------------------------------------------------
3.         SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                      5.        SOLE VOTING POWER                              87,247.26
SHARES
BENEFICIALLY                 ------------------------------------------------------------------------------------------------
OWNED BY                       6.        SHARED VOTING POWER                             2,327.96
EACH
REPORTING                    ------------------------------------------------------------------------------------------------
PERSON WITH                    7.        SOLE DISPOSITIVE POWER                         87,247.26

                             ------------------------------------------------------------------------------------------------
                               8.        SHARED DISPOSITIVE POWER                        2,327.96

-----------------------------------------------------------------------------------------------------------------------------
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON            89,575.22

-----------------------------------------------------------------------------------------------------------------------------
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                                         |_|

-----------------------------------------------------------------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                             6.6%

-----------------------------------------------------------------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON*
                             IN

-----------------------------------------------------------------------------------------------------------------------------



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         Item 1(a).        Name of Issuer:

                           Patapsco Valley Bancshares, Inc.

         Item 1(b).        Address of Issuer's Principal Executive Offices:
                           8593 Baltimore National Pike
                           Ellicott City, MD  21043

         Item 2(a).        Name of Person Filing:

                           John F. Feezer, Jr. and Beulah M. Feezer

         Item 2(b).        Address of Principal Business  Office  or,  if  None,
                           Residence:

                           11670 Marriottsville Road, Marriottsville, MD  21104

         Item 2(c).        Citizenship:

                           United States

         Item 2(d).        Title of Class of Securities:

                           Common Stock

         Item 2(e).        CUSIP Number

                           70289P109

         Item 3.           If   this   statement  is  filed  pursuant  to  Rules
                           13d-1(b), or 13d-2(b), check whether the person filing is a:

                           (a) |_| Broker or dealer  registered under Section 15
                                   of the Act,

                           (b) |_| Bank as  defined  in  Section  3(a)(6) of the
                                   Act,

                           (c) |_| Insurance  Company  as  defined  in   Section
                                   3(a)(19) of the Act,

                           (d) |_| Investment Company registered under Section 8
                                   of the Investment Company Act.

                           (e) |_| Investment  Adviser registered  under Section
                                   203 of the  Investment  Advisers Act of 1940,




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                           (f) |_| Employee  Benefit  Plan,  Pension  Fund which
                                   is subject to the provisions of the Employee Retirement Income Security Act of 1974 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

                           (g) |_| Parent  Holding  Company,  in accordance with
                                   Rule 13d- 1(b)(ii)(G); see Item 7,

                           (h) |_| Group,     in     accordance     with    Rule
                                   13d-1(b)(1)(ii)(H).

         Item 4.  Ownership.

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                  (a) Amount beneficially owned:

                         89,575.22

                  (b) Percent of class:

                         6.6%

                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote   87,247.26

                      (ii)  Shared power to vote or to direct the vote  2,327.96

                      (iii) Sole  power   to   dispose   or   to   direct    the
                            disposition of 87,247.26

                      (iv) Shared power to dispose or to direct the disposition of 2327.96

                  Instruction.   For  computations  regarding  securities  which
         represent  a  right  to  acquire  an  underlying  security,   see  Rule
         13d-3(d)(1).

         Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                  Instruction. Dissolution of a group requires a response to this item.

         Item 6.  Ownership  of More than  Five  Percent on  Behalf  of  Another
                  Person.

                  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  If a parent holding company has filed this schedule, pursuant to Rule 13d- 1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identify and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

         Item 8.  Identification and Classification of Members of the Group.

                  If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identify and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d- 1(c), attach an exhibit stating the identify of each member of the group.

         Item 9.  Notice of Dissolution of Group.

                  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Item 10. Certification.

                  The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

                  "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect."




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     February 4, 1999
                                                         (Date)


                                                   /s/Beulah M. Feezer
                                                   /s/John F. Feezer, Jr.
                                                       (Signature)


                                      John F. Feezer, Jr. and Beulah M. Feezer
                                                       (Name/Title)


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission.

         Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).







F7059.600 R:3



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